Exhibit 99.1

News Release

CollPlant and Stratasys Announce Pre-clinical Study for Regenerative
Commercial-Sized Breast Implants

3D Printed Breast implants consisting of 200cc in volume of CollPlant’s rhCollagen-
based bioinks produced on a Stratasys’ Origin® printer to be tested

Technology innovation addresses a $3.0 billion market opportunity

Study to focus on ability of implants to grow natural breast tissue and completely degrade over time

REHOVOT, Israel & EDEN PRAIRIE, Minn. August 19, 2024 – In a significant step in the advancement of regenerative medicine, CollPlant Biotechnologies (Nasdaq: CLGN) and Stratasys Ltd. (Nasdaq: SSYS) today announced the initiation of a pre-clinical study with 200cc commercial-sized regenerative implants printed on a Stratasys Origin® 3D printer.

The collaboration between CollPlant and Stratasys is currently focused on the development of a bioprinting solution for CollPlant’s breast implants, in addition to finding solutions to scale-up the implant’s fabrication process. The study is intended to test the ability of the implants to promote the growth of natural breast tissue and completely degrade over time.

CollPlant’s novel breast implants have been designed to regenerate an individual’s natural breast tissue without eliciting an immune response, and could provide a revolutionary alternative for both reconstructive and aesthetic procedures, which represents a significant portion of the overall $3 billion addressable breast implant market.

“This pre-clinical study marks a significant step forward in our effort to provide patients with care using regenerative medicine instead of traditional implants,” said Stratasys CEO Dr. Yoav Zeif. “CollPlant’s work is truly inspiring, and our collaboration exemplifies how Stratasys partners with customers to push the timeline and the boundaries of innovation. Together, we are driven by a shared mission to challenge the status quo and find new ways to improve lives and advance healthcare.”

Yehiel Tal, CEO of CollPlant, commented, “We are extremely happy about the progress we’ve made with our breast implants program, and with Stratasys’ successful achievement to develop a printer that enables us to print a commercial-size implant with high resolution and optimal physical properties. The combined pioneering technologies of both companies is expected to streamline the development and production process so that we have the most efficient means to produce our regenerative breast implants. We believe that our rhCollagen-based regenerative implant has the potential to overcome the challenges of existing breast procedures that use silicone implants or autologous fat transfer, thereby significantly improving patient outcomes.”

News Release

Stratasys is a leader in polymer 3D printing solutions and CollPlant is a pioneering regenerative and aesthetics medicine company developing innovative technologies and products based on its rhCollagen for tissue regeneration and organ manufacturing.

Since announcing the collaboration in April of 2023, Stratasys has adapted the Origin printer to print the regenerative implants, and CollPlant successfully managed to 3D-print them at 200ccs. CollPlant is expecting to have initial results from the study in the first half of 2025.

Currently the global breast implant market is estimated to be $3.0 billion,1 while breast reconstruction and augmentation procedures represent the second most common plastic surgery procedure performed worldwide2. The most common breast augmentation or reconstruction procedures utilize synthetic breast implantations made of silicone, an artificial substitution for natural regenerated tissue with a risk of complications.

Earlier this year, CollPlant announced additional positive data from its previous pre-clinical studies that are currently underway which showed evidence of well-developed connective tissue containing blood vessels (i.e., neovascularization) within the implant. Progressing tissue ingrowth inside the implant was also observed confirming tissue regeneration. An initial biodegradation process was noticed, while the original structure of the 3D breast implant was preserved. No adverse tissue reaction was present, confirming the safety profile of this novel implant in development.

[1]	https://www.thebrainyinsights.com/report/breast-implants-market-14142

[2]	ISAPS International Survey on Aesthetic/Cosmetic Procedures, 2021

Contacts:

Media:

Erik Snider, Stratasys Corporate, Global Public Relations

+972 74 745 6053

Chris Reese, Stratasys Corporate, Americas Public Relations

+1 651 357 0877

Investor Relations:

Yonah Lloyd, CCO & VP Investor Relations

+972 74 745 4919

CollPlant

Eran Rotem, Deputy CEO & CFO

Eran@CollPlant.com

News Release

About Stratasys

Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.

To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, X/Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys and Origin One are trademarks or registered trademarks and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. CollPlant’s products are based on its recombinant human collagen produced with its proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021 CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information, visit http://www.collplant.com

News Release

Safe Harbor for Forward-Looking Statements

This joint press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to Stratasys’ and/or CollPlant’s objectives, plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that Stratasys and/or CollPlant intend, expect, project, believe or anticipate will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of the companies’ respective management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements included in this press release include, but are not limited to, statements regarding the following: the companies’ ability to develop a 3D bioprinter that is based on Stratasys’ P3™ 3D printing technology and can be used with CollPlant’s rhCollagen-based BioInk; CollPlant’s expectations regarding the cost and timing of commencing or concluding pre-clinical and clinical trials, with respect to breast implants, tissues and organs based on its rhCollagen based bioinks and other products for medical aesthetics; CollPlant’s ability to obtain favorable pre-clinical and clinical trial results with respect to the foregoing trials; regulatory action with respect to rhCollagen based bioinks and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the companies’ combined 3D bioprinter and/or future potential collaborative products involving Stratasys’ P3™ 3D printing technology and/or CollPlant’s rhCollagen based bioinks and/or CollPlant’s regenerative breast implants and/or other medical aesthetics products; the companies’ ability to establish sales and marketing capabilities or enter into agreements with third parties, including third party distributors and resellers; and the companies’ ability to establish and maintain strategic partnerships and other corporate collaborations. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause Stratasys’ or CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: CollPlant’s history of significant losses, its ability to continue as a going concern, and its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the companies’ reliance on third parties to conduct some or all aspects of the development or manufacturing of their products; the scope of protection the companies are able to establish and maintain for their respective and joint intellectual property rights and the companies’ ability to operate their respective businesses and their joint collaboration without infringing the intellectual property rights of others; the overall global economic environment; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the companies operate, including, with respect to the ongoing war in Israel; projected capital expenditures and liquidity; changes in the companies’ respective strategies; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting Stratasys and CollPlant are contained under the heading “Risk Factors” included in Item 3.D of their most recent annual reports on Form 20-F filed with the SEC on March 3, 2023 and March 29, 2023, respectively, and in other filings that Stratasys and CollPlant have made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect Stratasys’ and CollPlant’s current views with respect to future events, and the companies do not undertake and specifically disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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